Exhibit 99.1

NEWS RELEASE

MINEFINDERS ANNOUNCES FIRST QUARTER 2011 PRODUCTION AND SALES RESULTS

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – April 6, 2011 – Minefinders Corporation Ltd. today reported its production and sales results for the quarter ended March 31, 2011. Full financial and operating results for the quarter will be released after market close on May 4.

“The positive trend established in the fourth quarter 2010 has continued in the first quarter 2011, with our best ever quarterly production and sales performance from the Dolores Mine thus far,” commented Mark Bailey, President and Chief Executive Officer. “Following two quarters of improving production and sales results, we are focused on ensuring this trend continues and on successfully executing our development and exploration plans for 2011.”

First Quarter 2011 Production and Sales Results

	Q1 2011	Q1 2010
Gold ounces produced	17,812	18,778
Silver ounces produced	956,760	245,086

Gold ounces sold	16,991	19,684
Silver ounces sold	883,760	260,668
Gold equivalent ounces sold(1)	37,698	23,650

Sales proceeds (millions)	$52.3	$26.4

(1) Using a ratio of 42.7 ounces of silver to one ounce of gold in Q1, 2011 and 66 ounces of silver to one ounce of gold in Q1, 2010, which are based on the ratio of actual sales proceeds during the quarter.

First quarter metal production totaled 17,812 ounces of gold and 956,760 ounces of silver.  Quarterly production is in line with the Company’s 2011 annual production forecast of 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver. First quarter sales proceeds totaled $52.3 million, on the sale of 16,991 ounces of gold and 883,760 ounces of silver, or 37,698 gold-equivalent ounces. The calculation of operating and total cash costs for the first quarter 2011 has not yet been completed.

Production in January totaled 5,275 ounces of gold and 290,011 ounces of silver and production in February totaled 5,062 ounces of gold and 267,728 ounces of silver. Production increased in March with 7,475 ounces of gold and 399,021 ounces of silver produced.
The Company plans to provide an updated reserve and resource estimate for the Dolores Mine by the end of April 2011.

Timing for Release of First Quarter 2011 Financial and Operating Results

After market close on Wednesday, May 4, 2011 Minefinders will release its first quarter 2011 financial and operating results. An investor conference call will be held on Thursday, May 5, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing toll-free 1-877-240-9772 or 1-416-340-8527 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until May 12, 2011 by calling toll-free 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 6506584.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.